Exhibit 99.2

Press Release

HUTCHMED Highlights Oral Presentations at 2021 Chinese Society of Clinical Oncology Annual Meeting

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, September 29, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM, HKEX: 13) announces that new and updated clinical data from several ongoing combination studies of surufatinib (SULANDA® in China) or fruquintinib (ELUNATE® in China) with PD-1 inhibitors were presented at the 24th Chinese Society of Clinical Oncology (CSCO) Annual Meeting which has been taking place on September 25-29, 2021.

SURUFATINIB

Title:	A phase II study of surufatinib in combination with toripalimab in patients with advanced neuroendocrine carcinoma: an updated analysis
Lead Author	Lin Shen, MD, Peking University Cancer Hospital & Institute
Type:	Oral presentation
Session Number:	CSCO Innovation Presentation 1-Session 2-#13

Patients with advanced neuroendocrine carcinoma (“NEC”) have a poor prognosis and limited treatment options after first-line treatment. 5-year survival rates are low.1 Surufatinib is approved for the treatment of patients with advanced or metastatic pancreatic and extra-pancreatic neuroendocrine tumors in China. Toripalimab is a monoclonal humanized IgG4 PD-1 antibody that previously demonstrated antitumor activity and safety in treating recurrent or metastatic neuroendocrine neoplasms (“NENs”).2 Results from a Phase II study of the combination of surufatinib with toripalimab was first presented at the 2021 American Society of Clinical Oncology Annual Meeting (ASCO 2021).3

In this updated analysis, at later data cutoff date of July 30, 2021, all 21 enrolled patients were efficacy evaluable, with average duration of treatment of 4.9 months (range 1-19). Median overall survival (“OS”), reported for the first time, was 10.3 months (95% CI: 9.1-not reached). The median progression-free survival (“PFS”) was 4.14 months (95% CI: 1.5-5.5) and median duration of response (“DoR”) was 4.1 months (95% CI: 3.0-not reached). The confirmed objective response rate (“ORR”) was 23.8% (95% CI: 8.2-47.2) and disease control rate (“DCR”) was 71.4% (95% CI: 47.8-88.7).

All patients experienced treatment-related adverse events (“TRAEs”), including 9 (42.9%) who experienced grade 3 or above TRAEs. 1 (4.8%) patient reported treatment-related serious adverse events (“SAEs”). Hyperglycemia (3 [14.3%]), hypertension (2 [9.5%]) and hypertriglyceridemia (2 [9.5%]) were the most commonly (more than one patient) reported grade 3 or above TRAEs. There were no TRAEs that led to treatment discontinuation or treatment-related deaths.

This updated analysis demonstrated the rationale of surufatinib plus toripalimab in the second-line setting for the treatment of patients with advanced NEC. A randomized phase III study SURTORI-01 has been initiated to further confirm the efficacy and safety of this combination therapy.

FRUQUINTINIB

Title:	Fruquintinib plus sintilimab in patients with advanced endometrial cancer: a multicentre, open-label, single-arm, phase II clinical trial
Lead Author	Xiaohua Wu, MD, Fudan University Shanghai Cancer Center
Type:	Oral presentation
Session Number:	CSCO Innovation Presentation 2-Session 2-#9

Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer (“EMC”). However, patients who progress following first-line chemotherapy have limited treatment options, and the prognosis remains poor. Therefore, an important unmet medical need remains in patients with advanced EMC. Chemotherapy ORR is approximately 16%, while anti-angiogenesis inhibitors and/or immune checkpoint inhibitors have demonstrated less than a 15% ORR, with the exception of EMC patients with high microsatellite instability or mismatch repair defects (about 16% of EMC patients).4 Fruquintinib is a highly selective vascular endothelial growth factor receptor (“VEGFR”) inhibitor and sintilimab is an anti-PD-1 monoclonal antibody. This Phase II study aims to assess the efficacy and safety of fruquintinib in combination with sintilimab for advanced EMC.

As of data cutoff date of August 31, 2021, 35 patients were enrolled, including 7 treatment-naïve and 28 pretreated patients. Of them, 29 were efficacy evaluable, 4 were treatment-naïve and 25 were pretreated. All 4 treatment-naïve patients experienced confirmed tumor response, for ORR of 100% (95% CI: 39.8-100.0), and median PFS was not reached. Among the 25 pretreated patients, the confirmed ORR was 32.0% (95% CI: 14.9-53.5), DCR was 92.0% (95% CI: 74.0-99.0) and the median PFS was 6.9 months (95% CI: 4.1-NR). Among the 19 proficient mismatch repair (pMMR) patients in pretreated cohort, the confirmed ORR was 36.8% (95% CI: 16.3-61.6), DCR was 94.7% (95% CI: 74.0-99.9), median PFS was 6.9 months (95% CI: 4.1-NR), and the median OS was not reached.

Among the 35 enrolled patients, 33 (94.3%) patients experienced TRAEs, including 17 (48.6%) who experienced grade 3 or above TRAEs. TRAEs of grade 3 or above that occurred in more than 10% of patients were hypertension (4 [11.4%]) and proteinuria (4 [11.4%]). 5 (14.3%) patients reported treatment-related SAEs. 2 patients experienced TRAEs that led to discontinuation of sintilimab while 1 patient each discontinued fruquinintinb alone or the fruquintinib and sintilimab combination.

Regulatory discussions for this combination in China are currently under discussions with regulators, which may lead to the initiation of a pivotal study before year end.

Title:	A phase II study of fruquintinib plus sintilimab in pretreated patients with advanced hepatocellular carcinoma
Lead Author	Shukui Qin, MD, Eastern Theater General Hospital, Qinhuai Medical Area
Type:	Oral presentation
Session Number:	CSCO Innovation Presentation 2-Session 1-#7

Patients with hepatocellular carcinoma (“HCC”), the most common type of liver cancer, have very limited treatment options. Combination use of VEGF targeting therapy with immunotherapy has demonstrated remarkable clinical benefits in first-line HCC, but its anti-tumor activity in second- or later line treatments is not established. This phase II study was performed to assess the combination of fruquintinib, a highly selective VEGFR inhibitor, with sintilimab, an anti-PD-1 antibody, in patients with advanced HCC who were treated with at least one prior line of treatment, including either sorafenib or lenvatinib. The combination demonstrated preliminary anti-tumor efficacy and durability in these patients.

As of data cutoff date of August 31, 2021, among 19 response-evaluable patients, the confirmed ORR was 31.6% (95% CI: 12.6-56.6), and the DCR was 89.5% (95% CI: 66.9-98.7). The median DoR was not reached. The median PFS was 6.9 months (95% CI: 4.1-not reached). With a median follow up of 7.4 months, the median OS was not reached.

Among 21 enrolled patients, 20 (95.2%) patients experienced TRAEs, including 7 (33.3%) who experienced grade 3 or above TRAEs. No TRAEs of grade 3 or above occurred in more than one patient. 4 (19.0%) patients reported treatment-related SAEs. TRAEs leading to fruquintinib discontinuation and sintilimab discontinuation were reported in 2 (9.5%) and 1 (4.8%) patient, respectively.

Registration plans for this combination regimen in China are currently under discussions with investigators.

Title:	Fruquintinib plus sintilimab in patients with advanced renal cell carcinoma: results from a phase II clinical trial
Lead Author	Dingwei Ye, MD, Fudan University Shanghai Cancer Center
Type:	Oral presentation
Session Number:	CSCO Innovation Presentation 2-Session 2-#13

In first-line clear-cell renal cell carcinoma (“ccRCC”), clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the second-line setting. This phase II study aimed to evaluate the efficacy and safety of fruquintinib plus sintilimab in second-line treatment of ccRCC, which has shown encouraging anti-tumor efficacy and durability in these patients.

As of data cutoff date of August 31, 2021, all 20 enrolled patients were efficacy evaluable. 19 patients previously received VEGFR inhibitors, and 2 received interferon. The confirmed ORR was 55.0% (95% CI: 31.5-76.9) and DCR was 85.0% (95% CI: 62.1-96.8).  The median PFS was not reached with a median follow up of 8.2 months. PFS rate at 9 months was 63.6% (95% CI: 38.1-80.9). Median treatment time was 38.6 weeks, with the longest being over 50 weeks and ongoing.

All patients experienced TRAEs, including 9 (45%) who experienced grade 3 or above TRAEs. The most common (more than one patient) grade 3 or above TRAEs were increased amylase (3 [15.0%]), hypertriglyceridemia (3 [15.0%]), hypertension (2 [10.0%]) and lipase increased (2 [10.0%]). Treatment-related SAEs were reported in 2 patients (10.0%). There were no TRAEs that led to treatment discontinuation.

Registration plans for this combination regimen in China are currently under discussions with investigators.

About Surufatinib (SULANDA® in China)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, which both inhibit angiogenesis, and CSF-1R, which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies, where there may be synergistic anti-tumor effects.

HUTCHMED currently retains all rights to surufatinib worldwide.

About Fruquintinib (ELUNATE® in China)

Fruquintinib is a highly selective and potent oral inhibitor of VEGFRs -1, -2 and -3. VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The generally good tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may also be highly suitable for combinations with other anti-cancer therapies.

HUTCHMED retains all rights to fruquintinib outside of China. In China, HUTCHMED is partnered with Eli Lilly and Company and is responsible for development and execution of all on-the-ground medical detailing, promotion and local and regional marketing.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,400 personnel has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; the impact of the COVID-19 pandemic or other health crises in China or globally on general economic, regulatory and political conditions; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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1	Dasari A, Mehta K, Byers LA, Sorbye H, Yao JC. Comparative study of lung and extrapulmonary poorly differentiated neuroendocrine carcinomas: A SEER database analysis of 162,983 cases. Cancer. 2018;124(4):807-815. doi:10.1002/cncr.31124.
2	Lu M, Zhang P, Zhang Y, et al. Efficacy, Safety, and Biomarkers of Toripalimab in Patients with Recurrent or Metastatic Neuroendocrine Neoplasms: A Multiple-Center Phase Ib Trial. Clin Cancer Res. 2020;26(10):2337-2345. doi:10.1158/1078-0432.CCR-19-4000.
3	Shen L, Yu X, Lu M, et al. Surufatinib in combination with toripalimab in patients with advanced neuroendocrine carcinoma: Results from a multicenter, open-label, single-arm, phase II trial. J Clin Oncol. 2021 39:15_suppl, e16199-e16199. doi: 10.1200/JCO.2021.39.15_suppl.e16199n.
4	2019 ESMO, Discussant abstracts LBA62 and 994O; Le et al. NEJM. 2015; 372; 2509 -20; Ott et al. J Clin Oncol. 2017; 35(22): 2535; Fleming et al. J Clin Oncol 35, 2017 (suppl; abstr 5585); Hasegawa et al. J Clin Oncol (36, 2018 (suppl: abstr 5594), Le Science 2017; Oaknin, SGO 2019; 5594); Konstantinopoulos ASCO 2019.